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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

VIANT CORPORATION
(Name of Issuer)

COMMON STOCK
$.001 PAR VALUE
(Title of Class of Securities)

92553N107
(CUSIP Number)

Jude M. Sullivan, Vice President
and General Counsel
divine, inc.
1301 North Elston Avenue
Chicago, Illinois 60622

(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

April 5, 2002

(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92553N107	13D

1.	Names of reporting persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only)
divine, inc. 36-4301991

2.	Check the Appropriate Box if a Member	(a)	/ /
	of a Group	(b)	/ /

3.	SEC Use Only

4.	Source of Funds
OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
/ /

6.	Citizenship or Place of Organization
State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power

		8.	Shared Voting Power
5,436,114(1)

		9.	Sole Dispositive Power

		10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,436,114(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
/ /

13.	Percent of Class Represented by Amount in Row (11)
10.91%

14.	Type of Reporting Person
CO

(1) Please see Items 3, 4 and 5 below.

Item 1. Security and Issuer.

        This statement on Schedule 13D (this "Statement") relates to the common stock, $.001 par value per share (the "Common Stock"), of Viant Corporation, a Delaware corporation (sometimes referred to herein as "Issuer" or "Viant"). The principal executive offices of Viant are located at 89 South Street, Boston, MA 02111.

Item 2. Identity and Background.

        (a)  The name of the person filing this Statement is divine, inc., a Delaware corporation (sometimes referred to herein as "divine" or "Reporting Person").

        (b)  The address of the Reporting Person's principal business is 1301 North Elston Avenue, Chicago, Illinois 60622.

        (c)  divine provides a combination of professional services, Web-based technology and managed application capabilities designed to allow clients to rapidly deploy advanced enterprise Web solutions that are integrated with their business strategies and existing infrastructures.

        (d)  Neither the Reporting Person nor, to the Reporting Person's knowledge, the individuals listed on Schedule A are required to disclose legal proceedings pursuant to Item 2(d).

        (e)  Neither the Reporting Person nor, to the Reporting Person's knowledge, the individuals listed on Schedule A are required to disclose legal proceedings pursuant to Item 2(e).

        (f)    To the Reporting Person's knowledge, each of the individuals identified on Schedule A attached hereto is a citizen of the United States.

        Set forth on Schedule A is the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of divine as of the date hereof.

Item 3. Source and Amount of Funds or Other Consideration.

        As an inducement for divine to enter into the Merger Agreement described in Item 4 and in consideration thereof, Venetia Kontogouris, Diane M. Hall, Christopher Newell, Robert L. Gett, Jenne K. Britell, William E. Kelvie, Lisa D. Nesmith, M. Dwayne Nesmith, Bruce D. Shoger and John Gibbons, all of whom are stockholders of Viant (collectively, the "Stockholders"), each entered into a Voting Agreement (see Item 4) with divine (collectively, the "Voting Agreements"). divine did not pay additional consideration to the Stockholders in connection with the execution and delivery of the Voting Agreements. In addition, the Stockholders granted divine an irrevocable proxy with respect to the shares of Viant common stock covered by the Voting Agreements.

        References to, and descriptions of, the Merger (as defined below), the Merger Agreement and the Voting Agreements as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement, respectively, included as Exhibits 1 and 2, respectively, to this Statement, and are incorporated herein in their entirety where such references and descriptions appear.

Item 4. Purpose of Transaction.

        (a)-(b)    Pursuant to an Agreement and Plan of Merger and Reorganization dated as of April 5, 2002 (the "Merger Agreement"), by and among divine, DVC Acquisition Company, a newly formed Delaware corporation and wholly-owned subsidiary of divine ("Merger Sub"), and Viant, and subject to the conditions set forth therein (including approval of the Merger by stockholders of Viant and approval of the issuance of divine class A common stock in connection with the Merger by stockholders of divine), Merger Sub will be merged with and into Viant, the separate corporate existence of Merger Sub shall thereupon cease, and Viant shall be the successor or surviving corporation and shall continue its existence under the laws of the State of Delaware (the "Merger"). Viant, as the surviving corporation after the consummation of the Merger, is sometimes hereinafter referred to as the "Surviving Corporation."

        Upon consummation of the Merger, each share of Viant common stock will be converted into the right to receive 3.977 shares of divine class A common stock (the "Exchange Ratio"). The Merger Agreement also contemplates the payment by Viant of a cash distribution of $24 million, in the aggregate, to Viant stockholders prior to the consummation of the Merger (the "Distribution"). In addition, each outstanding option to purchase shares of Viant common stock under the Viant 1996 Stock Option Plan and the Viant 1999 Option Plan will be assumed by divine and become and represent an option to purchase the number of whole shares of divine class A common stock (rounded down to the nearest full share), determined by multiplying the number of shares of Viant common stock issuable upon exercise of such option by the Conversion Ratio, at an exercise price equal to the exercise price of such option divided by the Conversion Ratio. The Conversion Ratio is equal to the sum of (i) the Exchange Ratio and (ii) the per share Distribution paid to each stockholder of record as of the record date divided by $.55. In the event of any reclassification, stock split, distribution, reorganization or similar transaction involving divine's class A common stock, appropriate and proportionate adjustments will be made to the Exchange Ratio and the Conversion Ratio.

        The Stockholders have, by executing the Voting Agreements, agreed to vote the 5,436,114 shares of Viant common stock beneficially owned by them (the "Shares", which includes 833,566 Shares issuable upon the exercise of options currently exercisable or exercisable with 60 days of the date of this Statement) as described below.

        Pursuant to the Voting Agreements, the Stockholders have agreed, at every Viant stockholders meeting and on every action or approval by written consent instead of a meeting, to cause the Shares to be voted in favor of adoption and approval of the Merger Agreement and the Merger and not to be voted in favor of the approval of (i) any Company Acquisition Proposal (as defined in the Merger Agreement) or (ii) any other corporate action, the consummation of which would frustrate the purposes, or prevent or delay the consummation of the Merger or any other transactions contemplated by the Merger Agreement. The Stockholders may vote their respective Shares on all other matters. The Voting Agreements terminate upon the earlier to occur of (i) the date and time of the termination of the Merger Agreement or (ii) such time as the Merger shall become effective. As part of the Voting Agreements, the Stockholders delivered an irrevocable proxy to divine granting divine the right to vote the Shares in the manner contemplated by the Voting Agreements described above.

        The purpose of the transactions under the Voting Agreements are to enable divine and Viant to consummate the transactions contemplated under the Merger Agreement.

        (c)  Not applicable.

        (d)  The officers and directors of Merger Sub shall be the initial directors and officers of the Surviving Corporation, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and by-laws.

        (e)  Other than as a result of, or in connection with, the Merger described in Item 4 above, not applicable.

        (f)    Not applicable.

        (g)  Upon consummation of the Merger, the Certificate of Incorporation of the Surviving Corporation shall be amended and restated in its entirety to be identical to the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the consummation of the Merger, and such Certificate of Incorporation, as so amended and restated, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law (except that the name of the Surviving Corporation shall be "Viant Corporation"). Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended.

        (h)-(i)    If the Merger is consummated as planned, the Viant common stock will be deregistered under the Act and cease to be authorized to be quoted on the Nasdaq National Market.

        (j)    Other than described above, the Reporting Person currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although the Reporting Person reserves the right to develop such plans).

        References to, and descriptions of, the Merger Agreement and the Voting Agreements as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreements, respectively, included as Exhibits 1 and 2, respectively, to this Statement, and incorporated in this Item 4 in their entirety where such references and descriptions appear.

Item 5. Interest in Securities of the Issuer.

        (a)-(b)    As a result of the Voting Agreements, divine may be deemed to be the beneficial owner of the 5,436,114 Shares. The Shares constitute approximately 10.91% of the shares of Viant common stock based on (i) the 48,997,348 shares of Viant common stock issued and outstanding as of April 2, 2002 and (ii) the 833,566 Shares issuable upon exercise of currently exercisable or exercisable within 60 days of the date of this Statement options held by the Stockholders as of April 2, 2002. divine may be deemed to have the sole power to vote the Shares with respect to those matters described in Item 4 above. However, divine (i) is not entitled to any other rights as a stockholder of Viant as to the Shares and (ii) disclaims any beneficial ownership of the Shares. divine does not have the power to dispose of the Shares.

        (c)  To the knowledge of the Reporting Person, no transactions in the class of securities reported have been effected during the past sixty (60) days by any person named pursuant to Item 2.

        (d)  To the knowledge of divine, no person other than the holders thereof has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

        (e)  Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

        Other than the Merger Agreement and the exhibits thereto, including the Voting Agreements, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of Viant, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

        The following documents are filed as exhibits:

  1.
  Agreement and Plan of Merger and Reorganization, dated as of April 5, 2002, by and among divine, inc., DVC Acquisition Company and Viant Corporation (incorporated herein by reference to Exhibit 2.1 to divine's Current Report on Form 8-K filed April 5, 2002).

  2.
  Form of Voting Agreement, dated April 5, 2002, between divine, inc. and the persons listed on Schedule A attached thereto with respect to those Shares listed on Schedule A.

SIGNATURE

        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2002

divine, inc.
By:	/s/ Michael P. Cullinane
Name:	Michael Cullinane
Title:	Executive Vice President and Chief Financial Officer

SCHEDULE A
EXECUTIVE OFFICERS AND DIRECTORS OF DIVINE, INC.

        The following tables set forth the name, business address and present principal occupation or employment of each executive officer and director of divine, inc. The business address of each executive officer is divine, inc., 1301 North Elston Avenue, Chicago, Illinois, 60622.

EXECUTIVE OFFICERS

Name	Present Principal Occupation
Andrew J. Filipowski	Chairman of the Board and CEO
Michael P. Cullinane	Executive Vice President, CFO, Treasurer and Director
Paul Humenansky	President, COO and Director
Edward V. Szofer	President of Professional Services Division
Kenneth A. Mueller	Senior Vice President and Controller

DIRECTORS

Name and Business Address	Present Principal Occupation
Tommy Bennett Computer Associates International, Inc. One Computer Associates Plaza Islandia, NY 11749	Senior Vice President
John Cooper Think Tank Holdings, LLC 65 Enterprise Aliso Viejo, CA 92656	Managing General Partner
James E. Cowie Frontenac Company 135 S. LaSalle Street, Suite 3800 Chicago, IL 60603	General Partner
Arthur W. Hahn Katten Muchin Zavis Rosenman 525 W. Monroe Street, Suite 1600 Chicago, IL 60661	Partner
Michael A. Forster Internet Capital Group, Inc. 552 Ravine Avenue Lake Bluff, IL 60044	Senior Partner of Operations
Thomas J. Meredith MFI Capital 248 Addie Roy Road Austin, TX 78760	Chief Executive Officer
J. Kevin Nater Dell Computer Corporation 807 Las Cimas Parkway, Building 2 Austin, TX 78746	Vice President and Treasurer

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SIGNATURE
EXECUTIVE OFFICERS